FORM 6-K

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	March	2005

Commission File No.	000-23464

Hummingbird Ltd.

(Translation of registrant’s name into English)

1 Sparks Avenue, Toronto, Ontario M2H 2W1, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

DOCUMENT INDEX

Document

1.	News Release dated March 7, 2005 ("HUMMINGBIRD ANNOUNCES RELEASE OF EXCEED onDEMAND®5")
2.	News Release dated March 23, 2005 ("HUMMINGBIRD UNVEILS INNOVATIVE CONTENT DRIVE™ TECHNOLOGY TO DRAMATICALLY IMPROVE ENTERPRISE CONTENT MANAGEMENT EXPERIENCE")
3.	News Release dated March 30, 2005 ("HUMMINGBIRD UNVEILS NEW ECM CLIENT FOR MICROSOFT OUTLOOK FEATURING REVOLUTIONARY DYNAMIC BUSINESS VIEWS")

Document 1

Hummingbird Announces Release of Exceed onDemand® 5 Innovative features deliver affordable mobility

Toronto — March 7, 2005 — Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of enterprise software solutions, today announced the immediate availability of Exceed onDemand® 5, a component of the Hummingbird Connectivity™ family of products. Ideal for mobile users, Exceed onDemand is Hummingbird’s powerful, ultra-thin, server-based PC X server connecting users to 2D and 3D X applications over any type of network connection.

Exceed onDemand delivers seamless, secure access from Windows-based desktops to many platforms including UNIX, Linux and VMS X Window-based systems. Exceed onDemand 5 offers users enhanced scalability and manageability with the addition of many features including cluster computing, new management tools and increased security.

“With this new release, Exceed onDemand continues to build on its reputation for offering innovative, market-leading technology,” said Xavier Chaillot, director of product management and product marketing, Hummingbird Connectivity. “Exceed onDemand 5 has an unprecedented number of enhancements and innovations making it the most powerful and complete ultra-thin, server-based PC X server on the market.”

Key enhancements to Exceed onDemand 5 include:

•	Cluster Computing: Cluster computing eliminates the performance bottleneck common with multi-tier, single-server solutions, enabling multiple Exceed onDemand Servers to form a single logical computing unit.
•	Load Balancing: Spreads the Exceed onDemand workload across all nodes in the cluster and provides high availability
•	Cluster Management: Cluster-related management tools are built-in to Exceed onDemand Server Manager giving administrators the ability to configure the cluster on many levels from any desktop.
•	RSA SecurID® Certified: With the support of RSA ACE/Agent® for PAM, Exceed onDemand can authenticate users based on RSA SecurID patented technology, helping corporations to create a strong barrier against unauthorized access.
•	Suspend on Disconnect: Exceed onDemand can safeguard users’ work in unstable environments. It also saves time by avoiding lengthy X application restarts after a disconnection.
•	Xstart Interoperability: Xstart files are now interchangeable between Exceed and Exceed onDemand, protecting and extending the investment of Exceed.

Availability: Exceed onDemand 5 is now available in three encryption levels: Strong Encryption, Weak Encryption and No Encryption. For more information please visit: connectivity.hummingbird.com

About Hummingbird Connectivity™
Hummingbird Connectivity is a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system. Hummingbird Connectivity seamlessly delivers enterprise mission critical data to the user desktop. Based on robust and recognized standards, every Hummingbird Connectivity product is designed to bridge the gap between legacy systems and enterprise users by delivering the quickest, easiest, and most secure single point of access to Unix systems, Mainframes and AS/400s.

About Hummingbird

Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. Our enterprise content management (ECM) solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition. Hummingbird Enterprise solutions enable organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation.

Founded in 1984, Hummingbird employs approximately 1420 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through our Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com.

Hummingbird Contacts:

Dan Coombes Director, Investor Relations Tel: 416- 496-2200 ext. 6359 dan.coombes@hummingbird.com	Michele Stevenson Manager, Corporate Communications Tel: 416-496-2200, ext. 2623 michele.stevenson@hummingbird.com

Document 2

Hummingbird Unveils Innovative Content Drive™ Technology to Dramatically
Improve Enterprise Content Management Experience
Hummingbird leverages rich heritage in network connectivity to improve ECM architecture; enables faster, smarter content interaction and application integration

Toronto – March 23, 2005 – Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) solutions today unveiled Content Drive™, an innovative new technology designed to streamline the way desktop applications interact with the Hummingbird Enterprise™ content repository.

Content Drive represents a fundamental shift in enterprise content management architecture that vastly improves performance of content-based interactions between Hummingbird Enterprise and all integrated content authoring applications, including Microsoft Office.

Most enterprise content management systems directly manage file transfer operations between user desktops and the content repository, within their code. This additional layer, which duplicates the file transfer capabilities inherent in the Microsoft Windows operating system, increases complexity and reduces overall system stability and reliability.

Content Drive introduces a revolutionary approach where all file operations to the content repository are handled natively at the Microsoft operating system kernel level, eliminating the need to write and maintain specific code to transfer the documents. This approach provides Hummingbird Enterprise users with a system that is significantly more reliable than traditional enterprise content management systems of competing vendors, while also introducing significant performance benefits because the file operations are executed at the OS kernel level.

In one Hummingbird benchmark test, leveraging the new Content Drive technology, an Excel spreadsheet with more than 1,300 links to multiple spreadsheets was retrieved from the Hummingbird Enterprise content repository and the links were updated in a matter of seconds as opposed to hours.

“Hummingbird Content Drive allows our leading enterprise content management solution to integrate with the Microsoft Windows operating system at the kernel-level, making Hummingbird Enterprise a virtually seamless extension of the existing network infrastructure,” said Barry Litwin, President and Chief Executive Officer, Hummingbird Ltd. “Eliminating extra overhead and utilizing existing fail-safe methods for file transfer at the kernel level, our users will experience significant performance benefits and improved reliability of over-the-network content transfer operations.”

Content Drive will be of benefit to all organizations leveraging content management systems, including large financial institutions, law firms and government agencies where there are stringent requirements to manage the lifecycle of complex and compound documents.

“Our combined experience in network connectivity and enterprise content management solutions provides Hummingbird with a unique perspective to deliver this breakthrough technology,” added Litwin.

“Organizations evaluating their content strategy should consider not only the overarching imperatives of ECM, including compliance, cost reduction, and knowledge management, but also the need for end user adoption of technology within content-enabled vertical applications,” said Toby Bell, Research Director, Gartner, Inc. “An enterprise content management solution that is optimized for not only the core organizational requirements but also for access, availability, and delivery of content to the end user is much more likely to spur adoption, striking a better balance of business solutions – as organizational requirements for complex and compound document management increase – with optimal end user experience.”

Availability: Hummingbird Content Drive™ is expected to be generally available this summer as part of Hummingbird Enterprise 2005. For more information, please visit www.hummingbird.com and order a Content Drive Primer.

About Hummingbird Enterprise™
Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, email or financial data — linking business processes, information and people. Our solutions are designed as modular applications that are fully interoperable with each other, enabling our customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

About Hummingbird
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. Our enterprise content management (ECM) solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition. Hummingbird Enterprise solutions enable organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation.

Founded in 1984, Hummingbird employs over 1,400 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through our Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com.

Forward-looking statements in this press release, including statements relating to the Company’s capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company’s ability to secure underwriting support and attract investors to its stock; the Company’s ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company’s ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company’s ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company’s ability to hire, train, and retain highly qualified personnel; the Company’s reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company’s various securities filings with the Securities and Exchange Commission and Canadian securities regulators.

Hummingbird Contacts:
Dan Coombes Director, Investor Relations Tel: 416- 496-2200 ext. 6359 Fax: 416-496-2207 dan.coombes@hummingbird.com	Michele Stevenson Senior Manager, Corporate Communications Tel: 416-496-2200, ext. 2623 Fax: 416-496-2207 michele.stevenson@hummingbird.com

Document 3

Hummingbird Unveils New ECM Client for Microsoft Outlook
Featuring Revolutionary Dynamic Business Views
New Feature-Rich Client Seamlessly Integrates with Microsoft Outlook to Ensure Quick User Adoption of Enterprise Content Management System

Toronto – March 30, 2005 – Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) solutions, today unveiled Hummingbird Enterprise™ Client for Microsoft Outlook, a new client for the most widely used e-mail environment. The new Client provides a fully interactive, business-based view of the entire suite of Hummingbird Enterprise functionality from within Microsoft Outlook.

Building on the concepts of Hummingbird’s highly successful document management client for Microsoft Outlook, Hummingbird Enterprise™ Client for Microsoft Outlook represents a major innovation in how knowledge workers interact with all their business content, applications, and processes without ever having to leave the familiar Outlook client interface.

According to a recent survey conducted by the Association for Information and Image Management (AIIM), up to 70 percent of a knowledge worker’s day is spent dealing with e-mail and associated attachments. Recent customer research conducted by Hummingbird has also shown a strong preference to work within the Outlook environment coupled with a desire to have more complete, highly intuitive ECM functionality.

“Unlike the traditional integrations available in the marketplace today, Hummingbird Enterprise Client for Microsoft Outlook allows organizations to manage the entire lifecycle of their business content, presenting all the content and business processes in a dynamic view tailored to the organization’s business and the user’s role,” said Barry Litwin, President and Chief Executive Officer, Hummingbird Ltd. “User adoption is key to the success of every ECM deployment, and our new Client ensures virtually no additional training requirements for Microsoft Outlook users.”

With Hummingbird Enterprise Client for Microsoft Outlook, a corporate banker will work with a deal management view of business content, manage an engagement, and collaborate with colleagues on complex, linked company valuation spreadsheets by sharing content in a secure collaborative deal room. A government employee will interact with all incoming and outgoing correspondence including e-mail, fax and mail through a correspondence management view. And a senior partner of a law firm will organize and view all the pleadings and correspondence related to a client matter, and also instantly generate a report with the most up-to-date information on billable hours – all from within Outlook.

At the core of the new Client is a highly flexible Business Solution Framework, encompassing business logic, vertical specific taxonomies, and role-based presentation rules. The Business Solution Framework not only powers Hummingbird Enterprise Client for Microsoft Outlook but also presents the same business-based hierarchy through virtually all integrated content authoring applications, including Microsoft Word, Excel, and PowerPoint.

Leveraging the Business Solution Framework and the supplied vertical templates, organizations will be able to easily tailor Hummingbird Enterprise to fit their business model, resulting in a substantial increase in user productivity.

Through its framework, Hummingbird Enterprise Client for Microsoft Outlook seamlessly exposes the functionality of all Hummingbird Enterprise components deployed in an organization, providing users with the following capabilities:

•	Organize Content – Deploy multiple Business Solution Frameworks to be exposed in Outlook, for example, Sales Region/Customer/Deal; Practice Area (or Area of Law)/Jurisdiction; Client/Matter, Department/Project; or Agency/Case.
•	Manage E-Mail – Ensure that all essential business correspondence is captured and managed appropriately. Users simply drag and drop e-mails and their attachments into a Hummingbird Enterprise folder, and the system will automatically capture metadata and set permissions based on pre-defined business rules, manage e-mail threads and attachments, and provide de-duplication services.
•	Manage Full Content Lifecycle – Reduce training costs and user adoption barriers by managing content and records in the familiar Outlook interface, with full functionality, check-in/check-out, versioning, permissions, profiling, and history.
•	Search all Desktop, Enterprise, and External Content – Increase user productivity with the industry’s first truly unified search solution, allowing users from within Outlook to simultaneously search their local desktop; all corporate knowledge repositories including knowledge bases, file systems, and e-mail; enterprise business systems; and external knowledge sources including the Internet and subscribed services, including .PST, .OST, PDF, XML, and over 225 other file types.
•	Manage Business Processes – Empower users to kick-off (initiate) workflows, then participate, delegate, escalate and monitor progress without leaving Outlook.
•	Generate Reports and Analyze Business – Provide business owners with one-click access to generate reports, with report variables automatically driven by the business solution framework or selected by the user.
•	Securely Collaborate – Maximize participation in collaborative projects, providing users with the option of publishing content and securely collaborating from within Outlook rather than a separate Web browser.
•	Manage Records for Compliance – Ensure compliance by protecting all business correspondence and other relevant content from within Outlook automatically. Hummingbird Enterprise will apply corporate retention and disposition policies based on business rules freeing users from learning a new application or way of working.
•	Publish and Archive Content – Easily publish content to Web sites or archive content to third party content archival systems with a single click.
•	Seamless Integration with Practice Support Capabilities – Law firms using Hummingbird LegalKEY® practice support systems including Enterprise Records Management, Conflicts of Interest Management, New Business Intake and Critical Dates Management for use in calendaring, will benefit from a comprehensive and unified practice support solution that fee-earners and staff can access through Outlook.

Availability: Hummingbird Enterprise™ Client for Microsoft Outlook will be an interface option for Hummingbird Enterprise 2005, which is expected to be generally available this summer.

About Hummingbird Enterprise™
Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, e-mail or financial data — linking business processes, information and people. Hummingbird solutions are designed as modular applications that are fully interoperable with each other, enabling customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

About Hummingbird
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. Hummingbird’s enterprise content management (ECM) solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition. Hummingbird Enterprise solutions enable organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation.

Founded in 1984, Hummingbird employs over 1,400 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through our Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

Forward-looking statements in this press release, including statements relating to the Company’s capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company’s ability to secure underwriting support and attract investors to its stock; the Company’s ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company’s ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company’s ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company’s ability to hire, train, and retain highly qualified personnel; the Company’s reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company’s various securities filings with the Securities and Exchange Commission and Canadian securities regulators.

For further information, please contact:
Dan Coombes Director, Investor Relations Hummingbird Ltd. Tel: 416-496-2200 ext. 6359 dan.coombes@hummingbird.com	Michele Stevenson Senior Manager, Corporate Communications Hummingbird Ltd. Tel: 416-496-2200 ext. 2623 michele.stevenson@hummingbird.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hummingbird Ltd.

(Registrant)

Date:	April 1, 2005	By:	/s/ Inder Duggal

(Signature) Inder P.S. Duggal Chief Financial Officer and Chief Controller